INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

June 21, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Division of Investment Management

Washington, D.C. 20549

Re:	Investment Managers Series Trust II File No. 333-191476 and 811-22894 (the “Registrant”) on behalf of the AXS 2X TSLA Bear Daily ETF, AXS 2X NVDA Bear Daily ETF, AXS 2X COP Bear Daily ETF, AXS 2X BA Bear Daily ETF, AXS 2X PYPL Bear Daily ETF, AXS 2X WFC Bear Daily ETF, AXS 2X PFE Bear Daily ETF, AXS 2X CRM Bear Daily ETF, AXS 2X NKE Bear Daily ETF, AXS 2X TSLA Bull Daily ETF, AXS 2X NVDA Bull Daily ETF, AXS 2X COP Bull Daily ETF, AXS 2X BA Bull Daily ETF, AXS 2X PYPL Bull Daily ETF, AXS 2X WFC Bull Daily ETF, AXS 2X PFE Bull Daily ETF, AXS 2X CRM Bull Daily ETF, and AXS 2X NKE Bull Daily ETF

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment (“PEA”) No. 315 under the Act and Amendment No. 318 under the Investment Company Act of 1940, as amended (the “Amendment”). PEA No. 315 was filed electronically on EDGAR on June 21, 2022 to extend or designate a new effective date for the previously filed PEA No. 280 to the Registrant’s Registration Statement filed under Rule 485(a) of the Securities Act of 1933 on February 9, 2022 for the purpose of creating the eighteen new series noted above.

The Amendment is being withdrawn because the Registrant has decided to designate a different effective date. The Amendment had designated June 29, 2022 as the effective date. No securities have been issued or sold in connection with this registration.

If you have any questions or require further information, do not hesitate to contact Rita Dam at (626) 914-1041 or rita.dam@mfac-ca.com

Thank you for your assistance in this matter.

Sincerely,

/s/ Rita Dam

Rita Dam, on behalf of

Investment Managers Series Trust II